Exhibit 99.3

Q2 2013 % Change Y/Y Total Revenues $132.4 million +29% Soda Maker Units 935,000 +22% Flavor Units 8.5 million +18% CO 2 Refill Units 5.5 million +31% Net Income $12.9 million +36% Adjusted Net Income $15.8 million +46% EPS* $0.60 +33% Adjusted EPS* $0.74 +42% Financial Highlights Q 2 2013 * Based on 21.4 million weighted shares outstanding in Q 2 2013 and 20.9 million weighted shares outstanding in Q 2 2012

Quarterly Revenue 2009 - 2013 (in $ Million ) Quarterly Revenue Growth 27.9 31.6 35.9 40.9 39.1 50.0 54.5 64.9 58.5 69.1 75.7 85.7 87.9 103.0 112.5 132.9 117.6 132.4 0 20 40 60 80 100 120 140 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013

Quarterly Soda Maker Unit Sales 2009 - 2013 (in thousands ) Quarterly Soda Maker Units Growth 184 203 285 385 297 463 449 712 592 634 717 767 683 764 941 1 , 111 776 935 - 200 400 600 800 1,000 1,200 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013

Quarterly Refill Unit Sales 2009 - 2013 (in millions) Quarterly CO 2 Refill Units Growth 1.9 2.1 2.2 2.3 2.3 2.5 2.8 2.7 2.9 3.4 3.6 3.4 3.7 4.2 4.3 4.3 4.8 5.5 - 1.0 2.0 3.0 4.0 5.0 6.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013

Quarterly Flavor Unit Sales 2009 - 2013 (in millions) Quarterly Flavor Units Growth 1.4 1.7 2.0 2.2 3.0 3.1 4.1 3.7 3.8 6.1 4.4 4.6 5.8 7.2 7.7 7.4 7.7 8.5 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013

Fiscal 2013 Guidance Update • Revenue growth of approximately 30 % over 201  revenue of $ 436.3 million, up from previous guidance of 27% • Adjusted EBITDA growth of approximately 38 % over 2012 Adjusted EBITDA of $ 61.1 million, up from previous guidance of 36% • Adjusted net income growth of approximately 30 % over 2012 adjusted net income of $ 50.0 million, up from previous guidance of 27% • Net income growth of approximately 23 % over 2012 net income of $ 43.9 million, up from previous guidance of 20%

Reported (IFRS) to Adjusted (non - IFRS) Reconciliation of Consolidated Statements of Operations Q2 - 2013 vs. Q2 - 2012 2012 2013 Reported Share based Reported Share based (Unadjusted ) payment Adjusted (Unadjusted) payment Adjusted (Unaudited) In thousands (other than per share amounts) Revenue $ 103,019 $ - $ 103,019 $ 132,390 $ - $ 132,390 Cost of revenue 47,016 - 47,016 60,452 - 60,452 Gross profit 56,003 - 56,003 71,938 - 71,938 Operating expenses Sales and marketing 37,083 - 37,083 43,639 - 43,639 General and administrative 9,225 (1,424) 7,801 13,617 (2,960) 10,657 Other income, net (41) - (41) - - - Total operating expenses 46,267 (1,424) 44,843 57,256 (2,960) 54,296 Operating income 9,736 1,424 11,160 14,682 2,960 17,642 Interest expense, net 128 - 128 129 - 129 Other financial expense, net 24 - 24 582 - 582 Total financial expense, net 152 - 152 711 - 711 Income before income taxes 9,584 1,424 11,008 13,971 2,960 16,931 Income tax expense 134 - 134 1,108 - 1,108 Net income for the period $ 9,450 $ 1,424 $ 10,874 $ 12,863 $ 2,960 $ 15,823 Net income per share Basic $ 0.47 $ 0.54 $ 0.62 $ 0.76 Diluted $ 0.45 $ 0.52 $ 0.60 $ 0.74 Weighted average number of shares Basic 20,289 20,289 20,756 20,756 Diluted 20,932 20,932 21,416 21,416